UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission File Number: 0-2816
A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:
Methode Electronics, Inc. 401(k) Savings Plan
B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, IL 60706-4548

Financial Statements and
supplemental schedule
Methode Electronics, Inc. 401(k) Savings Plan
Years Ended December 31, 2005 and 2004

Methode Electronics, Inc.
401(k) Savings Plan
Financial Statements and
Supplemental Schedule
Years Ended December 31, 2005 and 2004
Contents

Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements

Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	9

Report of Independent Registered Public Accounting Firm
The Administration Committee
Methode Electronics, Inc.
   401(k) Savings Plan
We have audited the accompanying statement of net assets available for benefits of Methode Electronics, Inc. 401(k) Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedure applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Frank L. Sassetti & Co.
June 16, 2006
Oak Park, Illinois

Report of Independent Registered Public Accounting Firm
The Administration Committee
Methode Electronics, Inc.
   401(k) Savings Plan
We have audited the accompanying statement of net assets available for benefits of Methode Electronics, Inc. 401(k) Savings Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Chicago, Illinois
May 12, 2005

Methode Electronics, Inc.
401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004

Assets
Cash (overdraft)	$8,791	$(1,940)

Investments:
Group annuity contract	4,030,007	3,478,070
Mutual funds	29,548,106	26,570,602
Common stock	3,008,886	3,922,487
Participant loans	1,367,493	1,308,028

Total investments	37,954,492	35,279,187

Receivables:
Unsettled investment sales	10,617	1,080
Accrued interest	22,183	24,747

Total receivables	32,800	25,827

Total assets	37,996,083	35,303,074

Liabilities
Unsettled investment purchases	14,414	2,781

Total liabilities	14,414	2,781

Net assets available for benefits	$37,981,669	$35,300,293

See accompanying notes.

Methode Electronics, Inc.
401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2005	2004

Additions
Participant contributions	$2,518,327	$2,458,839
Company contributions	1,870,426	1,898,736
Rollovers	563,547	179,606
Interest and dividends	1,663,560	853,635

Total additions	6,615,860	5,390,816

Deductions
Benefits paid to participants	3,571,239	1,933,688

Total deductions	3,571,239	1,933,688
Net realized and unrealized (depreciation) appreciation in fair value of investments	(363,245)	1,750,619

Net increase	2,681,376	5,207,747
Net assets available for benefits:
Beginning of year	35,300,293	30,092,546

End of year	$37,981,669	$35,300,293

See accompanying notes.

Methode Electronics, Inc.
401(k) Savings Plan
Notes to Financial Statements
Years Ended December 31, 2005 and 2004
1. Description of the Plan
The following description of the Methode Electronics, Inc. 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description (SPD) for a more complete description of the Plan’s provisions. Copies of the SPD are available from Methode Electronics, Inc.
General
The Plan is a defined-contribution plan established to provide additional retirement and other benefits for eligible employees, to enable eligible employees, through systematic savings, to accumulate funds on a tax-advantageous basis, and to provide a vehicle through which the plan sponsor, Methode Electronics, Inc. and its subsidiaries (the Company), can attract and retain qualified employees.
Participation
Employees who are employed by the Company for three full calendar months will be eligible to participate in the Plan on the first day of the following calendar month.
Contributions
Participants may elect to contribute a minimum of 2% of their pretax annual compensation, up to the maximum annual dollar limit allowable by the Internal Revenue Service (IRS).
The Company contributes to the Plan, on behalf of each participant, 3% of each participant’s eligible compensation, subject to the IRS maximum amount, for the portion of the Plan year in which the employee was a participant in the Plan.
Participants may direct contributions into various investment options offered by the Plan.
Participant Withdrawals
Withdrawals are permitted in the event of termination of employment, disability, death, retirement, attainment of age 59 1/2, or financial hardship. A financial hardship withdrawal is currently permitted by the IRS for certain authorized purposes. Such withdrawals must be approved by the Company Hardship Committee. Withdrawals prior to the attainment of age 59 1/2 may be subject to an additional 10% tax penalty.

Methode Electronics, Inc.
401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Vesting
Participants are immediately vested in Company contributions, their contributions, and actual earnings (losses) thereon.
Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and Plan earnings (losses). Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.
2. Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Valuation of Investments
The group annuity contract is valued at contract value as estimated by Hartford Life Insurance Company. Contract value represents contributions made, plus interest at the contract rate, less funds used to pay participants’ benefits.

Methode Electronics, Inc.
401(k) Savings Plan
Notes to Financial Statements (continued)
Valuation of Investments (continued)
The group annuity contract had an average yield of 3.37% and 3.41% (annualized) for the years ended December 31, 2005 and 2004, respectively. The crediting interest rate was 3.0% at December 31, 2005 and 2004. The crediting interest rate is set at the beginning of the calendar year and is periodically reviewed for adjustment. The fair value of the group annuity contract was approximately $3,834,000 at December 31, 2005.
The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares on the last business day of the Plan year. The fair value of common stock is determined by quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Administrative Expenses
Generally, expenses of the Plan are paid by the Company.

Methode Electronics, Inc.
401(k) Savings Plan
Notes to Financial Statements (continued)
3. Investments
The Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated / depreciated in fair value as determined by quoted market prices as follows:

	Years Ended December 31
	2005	2004

Mutual funds	$429,189	$1,640,270
Common stock	(792,434)	110,349

	$(363,245)	$1,750,619

Investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2005	2004

Hartford Life Insurance Company Group
Annuity Contract	$4,030,007	$3,478,070
The American Funds Group:
American Balanced Fund	10,184,920	9,457,810
American Mutual Fund	3,771,106	3,697,595
American Growth Fund of America	6,167,503	5,224,550
Fidelity Institutional Retirement Services Company:
Growth and Income Fund	4,797,390	4,650,932
Methode Electronics, Inc. Common Stock	2,846,315	3,782,899
4. Income Tax Status
The Plan has received a determination letter from the IRS dated September 11, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Methode Electronics, Inc.
401(k) Savings Plan
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
EIN #36-2090085 Plan #002
December 31, 2005

			Contract/
	Description of	Shares/	Current
Identity of Issue	Investment	Par Value	Value

Annuity contract
Hartford Life Insurance Company	Group Annuity Contract	$4,030,007	$4,030,007

Mutual funds
The American Funds Group	American Balanced Fund	571,544	10,184,920
	American Mutual Fund	143,552	3,771,106
	Europacific Growth Fund	45,066	1,852,215
	Growth Fund of America	199,854	6,167,503
	New Economy Fund	53,354	1,250,620

Fidelity Institutional Retirement Services Company	Retirement Government Money
	Market Fund	760,642	760,642
	Growth and Income Fund	139,459	4,797,390

MFS	MFS Investors Growth Stock Fund	59,479	763,710

			29,548,106

Common stock
Stratos Lightwave, Inc.	Stratos Lightwave, Inc.
	Common Stock	26,651	162,571
Methode Electronics, Inc.*	Methode Electronics, Inc.
	Common Stock	285,488	2,846,315

			3,008,886

Participant loans	Interest rates range from 5.0% to 10.5%	N/A	1,367,493

			$37,954,492

* Party in interest.

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2006	By:	/s/ Douglas A. Koman
Douglas A. Koman
Chief Financial Officer (Principal Financial Officer)